Exhibit 99.84

CERTIFICATE OF ROBERT CARTER

I, Robert Carter, P.Eng., of Flin Flon, Manitoba, do hereby certify that:

1.	I am currently employed as Senior Mines Analyst with Hudson Bay Mining & Smelting Co., Limited (HBMS), P.O. Box 1500, Flin Flon, Manitoba, Canada, R8A 1N9.

2.	I am a graduate of the University of Manitoba, Winnipeg, Manitoba, Canada in 1997 with a Bachelor of Science degree in Geological Engineering.

3.	I am a member in good standing of the Association of Professional Engineers & Geoscientists of the Province of Manitoba, Registration #21836.

4.	I am a member in good standing of the Association of Professional Engineers of Ontario, Registration #100089189.

5.	I have practiced my profession continuously for over 12 years and have been involved in mineral exploration, mine site engineering and geology, mineral resource and mineral reserve estimations and studies on primarily underground base metal deposits and operations in Canada, United States, and Ireland.

6.	I am the Qualified Person for HBMS mineral reserve estimations.

7.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purpose of NI 43-101.

8.	I am responsible for the preparation of all sections except section 13 and 14 of the technical report titled “Technical Report Lalor Deposit, Snow Lake, Manitoba, Canada”, dated October 8, 2009. I have last visited the Property on October 27, 2009 and numerous times before this date.

9.	As of the date of this certificate to the best of my knowledge, information and belief, the “Technical Report Lalor Deposit, Snow Lake, Manitoba, Canada”, dated October 8, 2009 contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10.	I am not independent of the issuer since HBMS is a wholly-owned subsidiary of HudBay Minerals Inc. a producing issuer I fall under the section 5.3 (2) where “A technical report required to be filed by a producing issuer is not required to be prepared by or under the supervision of an independent qualified person.”

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with the instrument and form.

12.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 18th day of November, 2009.

“signed and sealed”

Robert Carter
Signature of Qualified Person

Robert Carter, P.Eng. Senior Mines Analyst
Hudson Bay Mining & Smelting Co., Limited